January 9, 2012

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attention: Loan Lauren P. Nguyen

RE:           Eastern Resources, Inc.

Delaying Amendment for Eastern Resources, Inc. (the "Registrant”) Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “PEA”) (File No. 333-149850)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its PEA filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2011.

The Registrant hereby amends the PEA to delay its effective date until the Registrant shall file a further amendment which specifically states that the PEA shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the PEA shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

If you have any questions or comments, please do not hesitate to contact me at (917) 687-6623 or Paul C. Levites, Esq. (212) 400-6900.

Eastern Resources, Inc.

/s/ Thomas H. Hana, Jr
By: Thomas H. Hanna, Jr.
Title: President